Exhibit 99.1

Bragg Gaming Appoints Robbie Bressler as Interim Chief Financial Officer

Toronto, June 3, 2024 - Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or “the Company”), a global iGaming technology and content provider, announced today the appointment of Robbie Bressler as interim Chief Financial Officer, effective July 1, 2024.

Bressler brings a wealth of experience to the role, previously holding senior finance positions, including SVP Finance, at Bally's Corporation, Gamesys Group plc, and The Intertain Group Ltd. He is currently serving as CFO of ForumPay Ltd., a crypto payment processing company. He began his career at Ernst & Young, where he spent over a decade in their financial services assurance group.

"We are delighted to welcome Robbie to the Bragg team as interim CFO," said Matevž Mazij, Chief Executive Officer and Chair of the Board. "His deep expertise in finance and accounting, coupled with his extensive experience in the gaming industry, make him the ideal person to lead our finance function."

Bressler commented, "I am excited to join Bragg at this pivotal time in the Company's growth trajectory. Bragg has established itself as a leader in the global gaming technology and content space, and I look forward to working with the talented team to continue driving the Company's financial performance, and further unlocking shareholder value."

About Bragg Gaming Group Inc.

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a content-driven iGaming technology provider, serving online and land-based gaming operators with its proprietary and exclusive content, and its cutting-edge technology. Bragg Studios offer high-performing, data-driven and passionately crafted casino gaming titles from in-house brands Wild Streak Gaming, Spin Games, Atomic Slot Lab, Indigo Magic and Oryx Gaming. Its proprietary content portfolio is complemented by a range of exclusive titles from carefully selected studio partners which are Powered By Bragg: games built on Bragg remote games server (Bragg RGS) technology, distributed via the Bragg Hub content delivery platform and available exclusively to Bragg’s customers. Bragg’s modern and flexible omnichannel Player Account Management (Bragg PAM) platform powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed operational and marketing services. All content delivered via the Bragg Hub, whether exclusive or from Bragg’s large, aggregated games portfolio, is managed from a single back-office and is supported by powerful data analytics tools, as well as Bragg’s Fuze™ player engagement toolset. Bragg is licensed or otherwise certified, approved and operational in multiple regulated iCasino markets globally, including in New Jersey, Pennsylvania, Michigan, Ontario, the United Kingdom, Italy, the Netherlands, Germany, Sweden, Spain, Malta and Colombia.

Find out more

For investor relations:

Yaniv Spielberg, Chief Strategy Officer, Bragg Gaming Group
info@bragg.games

James Carbonara, Hayden IR
+1 (646)-755-7412
james@haydenir.com

For media enquiries or interview requests:

Robert Simmons, Head of Communications, Bragg Gaming Group
press@bragg.group